Exhibit 99.100

FOR IMMEDIATE RELEASE

Torque Esports gaining traction in 2020

●	Business units all showing positive signs into new year
●	Integration efforts delivering gains
●	Shares trading again on TSX.V after audit completed
●	Torque positioned to take advantage of “home entertainment” market forces

MIAMI, FL (Friday, February 28, 2020) – Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLF) (“Torque”) has made significant progress in 2020 with new customers, revenue streams, and benefitting with recent acquisitions bearing fruit.

While behind-the-scenes efforts have been going into completing regulatory processes for valuations and ultimately, its annual audit, the operational business has not been slowing down. All this work is in addition to progress towards the impending merger with Frankly Media and WinView.

The integration of the new tournament business of UMG is already yielding significant benefits. Torque’s newly announced COO (ex Accenture and BBC Executive, Darcy Lorincz) has worked on a new plan for the business and integrating it into the wider Torque Group.

A new Microsoft deal for the Gears of War game franchise is the first of several new partnerships expected to be announced in the coming weeks. A new approach and business plan has been put in place and will be revealed soon. This is expected to include a move to streaming esports competitions 24 hours a day.

Other business units have also had significant news in recent times.

●	Stream Hatchet has announced a new partnership with gaming giant Corsair as well as intention to move into using its data for influencer marketing.
●	Eden Games is working on two new Switch releases alongside the F1 mobile game and new IP invested in by Torque Esports
●	IDEAS+CARS team is finalizing the six-part global television show based on its Worlds Fastest Gamer franchise.

●	The Race (Torque’s new media platform) has 206,000 YouTube subscribers and had 20 million minutes watched in two weeks since launch.
●	Allinsports (Torque’s pending acquisition of the simulator manufacturer) held a highly successful first event with prize pools, which was won by ex-F1 racer and two-time Indy 500 winner, Juan Pablo Montoya.
●	Torque Esports has featured in several high profile activities corporately, including sharing a platform with Porsche at Esports Bar Cannes.

“The operational teams at Torque Esports have made significant gains while our finance team has been working on finalizing our pressing admin tasks related to our year-end audit,” Cox said.

“Across the group, we have made steps to integrate our businesses together, including rolling out a new group accountancy platform. Now we have UMG in the family; the upside and untapped potential is obvious. That, along with our data expertise and blue-chip customer base at Stream Hatchet – the opportunities for improved revenue is significant.”

Torque’s business model is well aligned with home entertainment stocks which have proven to be safe from market impact from the coronavirus.

“The early synergies and systems integrations have set up a great foundation for us to build from,” said Lorincz.

“We will launch new shows and events quickly, integrating our industry-leading business insights from Stream Hatchet. We are excited to deliver our unique Torque platform with 100’s of hours of original competitive gaming and other industry programming delivered with sponsors and partners.

“The reach to the gamer audience and feedback for these brands through our UMG Network products, and real-time reporting and analytics, is exactly what customers are looking for and Torque is delivering.”

More About Torque Esports

The company focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With simulator company AiS recently added – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com

Cautionary Statement on Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon Torque’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information in this news release includes, but is not limited to, statements with respect to the closing of the acquisition of Allinsports and the benefits of such acquisition. Forward-looking information necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the esports industry generally; the ability of Torque to implement its business strategies; competition; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, Torque does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Torque to predict all such factors. When considering this forward-looking information, readers should keep in mind the risk factors and other cautionary statements in disclosure documents of Torque filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the disclosure documents could cause actual events or results to differ materially from those described in any forward-looking information.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, 705.445.3006

Darren Cox, CEO darrencox@torqueesport.com

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